MAG Silver Corp.

August 28, 2007

For Immediate Release

N/R #07-25

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSXV:MAG; AMEX:MVG) (“MAG”) announces the Company’s unaudited financial results for the six month period ended June 30, 2007.  For complete details of the June 30 Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s cash position at June 30, 2007 was $21.936 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is all invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account.  None of the Company’s cash has been invested in asset backed commercial paper.

Accounts receivable at June 30, 2007 totalled $504,981 while accounts payable amounted to $605,117.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in Mexico while accounts payable were due mostly for drilling and geophysical work conducted on the Company’s Mexican projects outside of the Juanicipio Joint Venture with Industrias Peñoles S.A. de C.V.  The Company spent $2,391,460 on the exploration of these projects during the period as compared to $2,027,865 for the same period in 2006.

The Company accrued a further payable in the amount of $444,500 as a “Joint Venture Commitment” representing the Company’s estimated 44% share of costs incurred in excess of a US $5.0 million earn in requirement completed by Peñoles for the Juanicipio Joint Venture.  Peñoles is the operator of the Juanicipio Joint Venture where a significant silver, gold lead and zinc discovery was made in 2006 and 2007 on the Valdecañas Vein structure.  Exploration drilling continues on the property at the time this report is being written.

The Company’s loss for the six months ended June 30, 2007 amounted to $4.434 million or $0.11 per share as compared to $2.477 million or $0.07 per share for the same period last year.  The 2007 second quarter loss includes $2.748 million as a non-cash charge for Stock Based Compensation ($1.720 million for the same period in 2006).  During the period the Company also wrote off mineral property acquisition costs and deferred exploration costs related to the Adargas property in the amount of $750,277 (Nil for the same period in 2006).  General overhead and administration costs for the period amounted to $1,252,591 ($873,198 for the same period in 2006) before interest income earned on cash deposits of $316,557 ($115,522 for the same period in 2006).

During the six month period the Company raised funding of $18,673,323 by issuance of 2,760,000 private placement shares for cash and a further amount of $3,564,656 by issuance of 2,640,487 shares for the exercise of 2,640,487 whole common share purchase warrants.

MAG Silver’s primary asset is a 44% interest in the Juanicipio property.  Industrias Peñoles S.A. de C.V. is the operator of the project.  The project comprises 7,679 ha in Zacatecas State, Mexico, located immediately west of the Fresnillo Silver Mine, the World’s largest producing primary silver mine.  To earn its 56% interest from the Company Peñoles spent US $5.0 million in earn in expenditures and directly invested another US $1.0 million for the purchase of 867,293 shares from the Company.  To June 30, 2007 Peñoles total expenditure for work and surface rights purchases on the project amount to approximately US $5,950,000.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Industrias Peñoles are delineating a significant new silver vein deposit on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Venture Exchange (TSX-V) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.